Mail Stop 3-09

							February 1, 2005


Sanford D. Greenberg
Chief Executive Officer
VitaCube Systems Holdings, Inc.
480 South Holly Street
Denver, CO  80246

Re:	VitaCube Systems Holdings, Inc.
	Amendment No. 1 to the Registration Statement on Form SB-2
	File No. 333-121063

Dear Mr. Greenberg:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. We note your response to comment 4 and reissue the comment.
The
disclosure you have provided on the cover page and on page 70 of your document relating to the offering price of the units is inadequate.
To that end, please revise the cover page and your underwriting section to provide a bona fide price range of the units that you are offering via this registration statement, or in the alternative, provide the relationship between the offering price of the units and the market price of your common stock. If you intend to offer the units at a discount, include the discount or a reasonable range of discount. This revised prospectus must also be provided to the persons to whom you have distributed a prospectus.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 30

2. We have read your revised disclosure in response to comment 63 in
our letter dated January 6, 2005. Please revise your financial statements to classify charges for obsolete inventory and other inventory write-downs as cost of goods sold. Please refer to ARB 43
and  EITF 96-9.   Please  revise your MD&A to further address your
inventory levels at September 30, 2004 to explain why you are carrying what appears to be inventory that based on a 68% gross profit rate would equate to triple your sales for the nine months ended September 30, 2004 and why you believe that your inventory is appropriately classified as a current asset and your reserve for obsolescence is reasonable.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct accounting questions to Amy Bruckner at (202) 824-
5548
or James Rosenberg, Senior Assistant Chief Accountant at (202)
942-
1803. Direct all other questions to Song P. Brandon at (202) 942-2831, or me at (202) 942-1840.

								Sincerely,



								Jeffrey Riedler
									Assistant Director

cc:  	Reid A. Godbolt, Esq.
	Jones & Keller, P.C.
	World Trade Center
	1625 Broadway, 16th Floor
	Denver, CO  80202



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Sanford D. Greenberg
VitaCube Systems Holdings, Inc.
January **, 2005
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